AH
3.1.2004

04001865

JNITED STATES
; AND EXCHANGE COMMISSION
HINGTON, DC 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response...12.00

SEC FILE NUMBER
8- 65337

FEB 26 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sunnyside Boulevard Extension
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy (516) 396-3017
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

1845 New Highway	Farmingdale	New York	11735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publlic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

Oath of Affirmation

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH T. NATOLI
Notary Public, State of New York
No. 4846905
Qualified in Suffolk County
Commission Expires Feb. 28, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Purusant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements for brokers and dealers Under Rule 15c3.3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

MAXIM GROUP LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2003

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

1845 New Highway Farmingdale, NY 11735
(631) 777-1000 Fax (631) 777-1008
e-mail: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
January 27, 2004

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Cash and cash equivalents		$ 7,970,090
Deposit with clearing broker		100,000
Commissions receivable		2,024,413
Securities owned, at market value		2,734,606
Employee forgivable loans		1,486,626
Prepaid expenses		432,239
Capitalized organizational costs (net of amortization)		122,217
Goodwill		2,946,806
Security deposits and other assets		161,233
Furniture and office equipment	$ 178,433	
Less accumulated depreciation	(44,105)	
Total furniture and equipment		134,328
TOTAL ASSETS		$ 18,112,558

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to broker dealers and clearing organizations	$ 100,000
Securities sold, not yet purchased, at market value	1,868,116
Accounts payable, accrued expenses, and other liabilities	6,236,198
	8,204,314
MEMBERS' EQUITY	9,908,244
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 18,112,558

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue	
Commissions	$ 48,472,473
Principal transactions	4,486,578
Investment banking	3,615,947
Interest and dividends	2,022,676
Service fees	2,412,370
Floor brokerage	6,574,211
Other income	798,471
	68,382,726
Expenses	
Employee compensation and benefits	43,353,626
Floor brokerage, exchange and clearance fees	4,831,023
Communications and data processing	2,461,933
Occupancy	2,364,355
Management fees - related parties	1,060,000
Other expenses	6,301,788
	60,372,725
Net income before income taxes	8,010,001
Provision for income taxes	178,185
Net income	$ 7,831,816

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS, INC.
Balance, 1/1/03	$ 2,655,083	$ 2,631,542	$ 23,541
Capital contributions	6,112,188	6,112,188	0
Net income	7,831,816	7,675,180	156,636
Distributions	(6,690,843)	(6,627,843)	(63,000)
Balance, 12/31/03	$ 9,908,244	$ 9,791,067	$ 117,177

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$7,831,816
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	71,425
(Increase) in operating assets:	
Net receivable from broker-dealers and clearing organizations	(687,289)
Prepaid expenses	(124,416)
Securities owned	(1,551,298)
Other assets	(1,267,584)
Increase in operating liabilities:	
Accounts payable and accrued expenses	3,739,500
Securities sold	1,496,071
Net cash provided by operating activities	9,508,225
CASH FLOW FROM INVESTING ACTIVITIES	
(Purchases) of property and equipment	(99,720)
(Increase) in goodwill	(2,946,806)
Net cash (used in) investing activities	(3,046,526)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions	6,112,188
(Distributions) to members	(6,690,843)
Net cash (used in) financing activities	(578,655)
Net increase in cash and cash equivalents	5,883,044
Beginning cash and cash equivalents	2,087,046
Ending cash and cash equivalents	$7,970,090

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$0
Taxes paid	$179,875

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions through an unaffiliated clearing broker. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York and Chicago, Illinois. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 98% by Maxim Partners LLC and 2% by MJR Holdings, Inc. The Company has approximately eighty non-equity members, as discussed in Note 9. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

On October 22, 2002, Maxim Partners LLC purchased certain assets and intellectual property from an unaffiliated broker-dealer. The Company leased the purchased assets and intellectual property pursuant to operating leases and a license agreement between Maxim Partners LLC and the Company. The license agreement and leases were terminated on April 30, 2003 when Maxim Partners LLC transferred these assets to the Company as a capital contribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTINUED

INCOME TAXES

The Company has elected under the Internal Revenue Code and the applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax, on its net income allocable to New York City. Provision for this tax is included in the statement of income.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using the straight line method over their estimated useful lives.

INTANGIBLE ASSETS, AMORTIZATION, AND NEW ACCOUNTING STANDARDS SFAS NO. 142

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *"Goodwill and Other Intangible Assets"*. This new standard became effective January 1, 2002. Under the new rules, goodwill and indefinite lived intangible assets should no longer be amortized and should be reviewed annually for impairment. Intangible assets with definite lives should be amortized over such lives. The Company tests for impairment by comparing the carrying value with the fair value of each reporting unit. An impairment loss is recorded if the carrying value of goodwill and indefinite lived intangible assets exceeds the fair value.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTINUED

INTANGIBLE ASSETS WITH DEFINITE LIVES

ORGANIZATIONAL COSTS

Organizational costs have been capitalized and are being amortized over 60 months on a straight line basis. The un-amortized organizational costs of $122,217 are included in the statement of financial condition net of accumulated amortization of $36,783.

INTANGIBLE ASSETS WITH INDEFINITE LIVES

GOODWILL

Goodwill of $2,946,806 was contributed by Maxim Partners LLC as part of the assets transferred to the Company in 2003. The goodwill was and will continue to be reviewed annually for impairment. No impairment charge for goodwill was recorded for the year ended December 31, 2003.

Prior to the transfer, the Company paid $301,276 in royalty expense for the use of the intellectual property (goodwill).

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the company uses.

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with a high quality financial institution and may periodically exceed the federally insured limit of $100,000. Amounts in excess of insured limits at December 31, 2003 were $8,362,286.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTINUED

NOTE 4: EMPLOYEE FORGIVEABLE LOANS

EMPLOYEE FORGIVABLE LOANS #1

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, every month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance immediately becomes payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. The un-forgiven balance at December 31, 2003 was $702,665.

EMPLOYEE FORGIVABLE LOANS #2

Included in the assets purchased by Maxim Partners LLC from the broker-dealer referred to in footnote one, and contributed to the Company as part of the asset transfer on April 30, 2003, are employee forgivable loans to various registered representatives who were employed by the unaffiliated broker-dealer. The Company forgives a portion of these advances every month and includes the amount in the registered representatives' compensation. The un-forgiven balance at December 31, 2003 was $783,961.

NOTE 5: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	OWNED	SOLD, NOT YET PURCHASED
State and municipal obligations	$ 55,541	$ 10,254
U.S. Government, corporate bonds, debentures, and notes	197,515	108,176
Corporate equities and options	2,481,550	1,749,686
	$ 2,734,606	$ 1,868,116

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTINUED

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company applied for and was granted a change from the minimum capital requirement of $100,000, which included the computation of aggregate indebtedness, to the alternative filing status method. The Company is required to maintain minimum net capital, the greater of $250,000 or two percent of aggregate debit items, as defined by Rule 15c3-3. At December 31, 2003 the Company's net capital in excess of $250,000 was $2,939,626.

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES

Pursuant to various equipment operating leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

The approximate minimum lease payments for the above are as follows:

YEARS ENDED	AMOUNTS
12/31/04	$ 1,070,997
12/31/05	470,838
12/31/06	384,561
12/31/07	33,999
12/31/08	0
Years Thereafter	0
TOTAL	$ 1,960,395

NOTE 8: OPERATING LEASES AND LICENSE AGREEMENTS WITH MAXIM PARTNERS LLC (A RELATED ENTITY)

EQUIPMENT AND FURNITURE OPERATING LEASE

The Company leased various equipment and furniture from Maxim Partners LLC. The lease was terminated on April 30, 2003 when Maxim Partners LLC transferred the assets to the Company. The monthly payments made from January to April were $4,167.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTINUED

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leases its New York City office from Maxim Partners LLC. The lease terminates on January 31, 2011. The monthly payments are $128,570, plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor.

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC. From January to April the monthly payments were $34,307 plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor, which was originally scheduled to expire on October 23, 2008. This lease was terminated on April 30, 2003 when the Company moved its Woodbury office and signed a new sublease agreement with Maxim Partners LLC. The new monthly payments are $25,948 for the first year and will be increased by 2% each year thereafter until the lease expires on February 28, 2013.

In addition, the Company paid $14,861 a month to Maxim Partners LLC as a sublease fee, which was terminated on April 30, 2003.

The total expenses relating to the above paid to Maxim Partners LLC was $76,112 and paid to non-related parties was $2,116,521 for this year. These amounts are included in expenses in the statement of income.

The approximate minimum lease payments for the above items are as follows:

YEARS ENDED	AMOUNTS
12/31/04	$ 1,858,361
12/31/05	1,864,671
12/31/06	2,002,058
12/31/07	2,020,528
12/31/08	2,027,225
Years Thereafter	5,071,726
TOTAL	$ 14,844,569

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTINUED

NOTE 9: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are payments to various individuals, who are non-equity members of the Company. These non-equity members have no ownership interest in the Company. They receive guaranteed payments only, and do not share in profits. Some of these non-equity members are also owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC, related companies. Total guaranteed payments for the year ended December 31, 2003 were $24,830,652.

MANAGEMENT FEES – MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC this year was $960,000.

MANAGEMENT FEES – MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings, Inc. this year was $100,000.

MAXIM ADVISORY LLC

The Company entered into a fee payment agreement with Maxim Advisory, LLC, a related entity through common ownership. Maxim Advisory LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Advisory LLC, who are also registered representatives of the Company. The total fee income received from Maxim Advisory LLC for the year ended December 31, 2003 was $141,952. Included in commissions receivable at December 31, 2003 is $186,000 due from Maxim Advisory LLC.

MAXIM PARTNERS LLC

Pursuant to an agreement, the Company is obligated to make distributions to Maxim Partners LLC. The minimum distribution is based on a percentage of selected revenues earned by the Company. This obligation will expire in 2007.

NOTE 10: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended December 31, 2003 the Company's contribution was $1,195,670, net of forfeitures.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2003 the Company's matching contribution was $54,846, net of forfeitures.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

1845 New Highway Farmingdale, NY 11735
(631) 777-1000 Fax (631) 777-1008
e-mail: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying financial statements of Maxim Group LLC as of and for the year ended December 31, 2003, and have issued our report thereon dated January 27, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 15 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
January 27, 2004

MAXIM GROUP LLC
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
FOR THE YEAR ENDED TO DECEMBER 31, 2003

Credits			
Members' equity			$ 9,908,244
Debits			
Non-allowable assets			
Receivables and employee forgivable loans	$ 2,203,546		
Prepaid expenses	432,239		
Furniture and equipment (net)	134,328		
Capitalized organizational costs (net)	122,217		
Goodwill	2,946,806		
Other assets	161,233		(6,000,369)
Net capital before haircuts on securities positions			3,907,875
Haircuts on securities:			
Trading and investment securities:			
Money market funds	148,059		
Municipal obligations	4,296		
Corporate obligations	3,437		
Government obligations	13,119		
Equity securities	268,362		
Options	209,462	$ 646,735	
Undue concentration		71,514	(718,249)
Net capital			$ 3,189,626
Computation of alternative net capital requirement:			
Company does not carry debit items and is not subject to 2% of aggregate debit items, or $250,000 if greater, as shown in formula for reserve requirements pursuant to Rule 15c3-3		$ 0	
Minimum dollar net capital requirement		$ 250,000	
Net capital requirement			$ 250,000
Excess net capital			$ 2,939,626

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIc filing.

The accompanying notes are in integral part of these financial statements.

MAXIM GROUP LLC
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3.

DECEMBER 31, 2003

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

The accompanying notes are an integral part of these financial statements.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

1845 New Highway Farmingdale, NY 11735
(631) 777-1000 Fax (631) 777-1008
e-mail: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
January 27, 2004